Exhibit 99.1

News Release

For Immediate Release

Stantec posts strong year-end 2010 results

EDMONTON, AB (February 24, 2011) TSX, NYSE:STN

Stantec announced today strong results for the full year of 2010. Gross revenue was C$1,513.1 million, and net revenue was C$1,226.0 million. Net income was C$93.6 million, up 67.4% compared to C$55.9 million last year, and diluted earnings per share increased 67.2% to C$2.04 from C$1.22. Excluding the impact of one-time items recorded in 2010 and 2009, net income increased 4.8% to $95.3 million from $90.9 million in 2009, and diluted earnings per share increased 5.1% to $2.08 from $1.98.

“2010 was a year of stability and strength for our Company,” says Bob Gomes, Stantec president and chief executive officer. “While the economic environment remained challenging, we improved our performance and expanded our operations in some of our key markets. Our performance was largely due to our clients, who continued to entrust us with their projects in a difficult economy. We are also grateful to our employees for managing these projects efficiently and working as One Team to provide high-quality, integrated services.”

The fourth quarter of 2010 was a good example of the Company’s success in continuing to manage its operations efficiently. Gross revenue increased 11.9% to $383.7 million compared to $342.8 million for the same period in 2009, net revenue increased 13.1% to $310.9 million from $274.8 million, net income increased 9.6% to $25.1 million from $22.9 million, and diluted earnings per share increased 10.0% to $0.55 from $0.50.

Summary of 2010 financial results
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Gross revenue was C$1,513.1 million, and net revenue was C$1,226.0 million. Net income was C$93.6 million, up 67.4% compared to C$55.9 million last year, and diluted earnings per share increased 67.2% to C$2.04 from C$1.22. Excluding the impact of a $5.9 million after-tax gain on the sale of equity investments in 2010, the tax impact of a reorganization of the Company’s corporate structure in 2010, and the impact of a $35.0 million non-cash goodwill impairment charge in 2009, net income increased 4.8% to $95.3 million from $90.9 million in 2009, and diluted earnings per share increased 5.1% to $2.08 from $1.98.

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In the fourth quarter of 2010, gross revenue increased 11.9% to $383.7 million, net revenue increased 13.1% to $310.9 million, net income increased 9.6% to $25.1 million, and diluted earnings per share increased 10.0% to $0.55.

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In 2010, Stantec acquired 10 firms, including Project Control Group Inc.; TetrES Consultants Inc.; IEA Holdings, Inc; WilsonMiller, Inc.; Natural Resources Consulting, Inc.; Communication Arts, Inc.; Anshen & Allen Architecture, Inc.; ECO:LOGIC Engineering; Street Smarts, Inc.; and Burt Hill, Inc. Collectively, these additions brought approximately 1,400 new staff to the Company; strengthened its capabilities in all service areas; created a new service area in project visioning and branding; expanded its presence in the United States, particularly in the Midwest and Southeast; and gave it new international office locations in the United Kingdom, the United Arab Emirates, and India. This growth also reinforced the Company’s standing as a truly North American firm with an emerging international presence. Combined with organic growth, acquisition growth increased staff numbers to approximately 10,700 by year-end.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis are contained in Stantec’s 2010 Financial Review and will be filed on Sedar (www.sedar.com) on February 24, 2011. In addition, these documents and Form 40F will be filed on Edgar (www.sec.gov) on the same date. Alternatively, the documents will be available to download from the Investors section of www.stantec.com or on request from Stantec free of charge.

Major projects awarded to Stantec or under way in 2010 reflected the Company’s ability to provide integrated services as One Team working across North America and internationally. For example, over 120 Stantec staff from 10 offices came together to complete the architecture, interior design, and engineering of major expansions at the Kelowna and Vernon hospitals in British Columbia. Delivered through a public-private partnership, the expansions included new patient care towers and a medical school building, encompassing 53,465 square metres (575,500 square feet) of new space. Similarly, over 400 employees from 33 offices have been working on more than 70 assignments related to facility assessments at 11 power plants in Tennessee, Kentucky, and Alabama for the Tennessee Valley Authority. In addition, staff from Stantec’s Architecture, Environmental Remediation, Urban Land Engineering, and Transportation practices are contributing their skills to a multiyear contract to provide construction management support services to the Los Angeles County Metropolitan Transportation Authority in California. This multibillion-dollar program of work involves the development of a high-occupancy vehicle network, bus rapid transit extensions, maintenance facilities, and an innovative ExpressLanes pilot project.

During 2010, Stantec was also awarded major projects in the mining sector, including a $44 million contract to provide design and related services for developing the shaft and hoisting systems for BHP Billiton’s Jansen potash mine project in Saskatchewan. In addition, the Company was chosen to design the shafts for the Oyu Tolgoi copper-gold mine project in Mongolia.

At its 2011 annual general meeting, Stantec will say farewell to Ron Triffo, who is retiring as chair of its board of directors. Mr. Triffo has been associated with the Company since 1977, becoming president in 1983, president and chief executive officer in 1988, and chairman of the board in 1998. During that time, he has contributed outstanding leadership to the Company, and his dedication to its success has been exemplary.

“Our performance in 2010 proved once again what we have always claimed about our business model—that it enables us to adjust our service delivery to changing market conditions to meet our clients’ needs,” says Gomes.

Stantec’s Annual Meeting of Shareholders will be held on May 12, 2011, at 11:00 AM MDT (1:00 PM EDT) at the Citadel Theatre in Edmonton, Alberta, 9828 – 101A Avenue. The fourth quarter and year-end conference call, being held today at 2:00 PM MST (4:00 PM EST), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call
866-321-8231 and provide the confirmation code 7022473 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,500 employees operating out of more than 160 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Cautionary statement
Stantec’s gross revenue and net revenue are non-GAAP rneasures. For a definition of non-GAAP measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2010 Financial Review.

Media Contact Heena Chavda Stantec Media Relations Tel : (780) 917-7441 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
One Team. Integrated Solutions.